SECURITIES AND EXCHANGE COMMISSION

                                     FORM 10

               GENERAL FORM REGISTRATION OF SECURITIES PURSUANT TO
               SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934

      _____________________________________________________________________

                               billserv.com, Inc.
               (Exact name of issuer as specified in its charter)

      _____________________________________________________________________

                                     Nevada
         (State or other jurisdiction of incorporation or organization)

      _____________________________________________________________________
              Lori Turner                             Marshall Millard
Vice President and Chief Financial Officer    Vice President and General Counsel

                         14607 San Pedro Ave., Suite 100
                            San Antonio, Texas 78233
                                  210.402.5000

     (Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

      _____________________________________________________________________

                          Nevada Agency & Trust Company
                        50 West Liberty Street, Suite 880
                               Reno, Nevada 89501
                                  702.322.0626

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

      _____________________________________________________________________

                      I.R.S. Employer Identification Number
                                   98-0190072

      _____________________________________________________________________

        Securities to be registered pursuant to Section 12(b) of the Act:
                          Common Stock $.001 par value
                                (Title of Class)

     Securities to be registered pursuant to Section 12(g) of the Act: None

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


   ITEM 1.    BUSINESS.................................................     3

   ITEM 2.    FINANCIAL INFORMATION....................................    10

   ITEM 3.    PROPERTIES AND EQUIPMENT.................................    24

   ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                MANAGEMENT.............................................    24

   ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES..    26

   ITEM 6.    EXECUTIVE COMPENSATION...................................    29

   ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........    30

   ITEM 8.    LEGAL PROCEEDINGS........................................    31

   ITEM 9.    MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON
                EQUITY AND  RELATED STOCKHOLDER MATTERS................    31

   ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES..................    32

   ITEM 11.   DESCRIPTION OF THE COMPANY'S SECURITIES..................    33

   ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS................    34

   ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA...............    35

   ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                ACCOUNTING AND FINANCIAL DISCLOSURE....................    35

   ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS........................    35


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ITEM 1. BUSINESS

1. GENERAL

billserv.com, Inc. (the "Company") is a service bureau clearinghouse in the electronic bill presentment and payment ("EBPP") industry. EBPP is the process of presenting a bill in a secure environment on the Internet and allowing the customer to pay the bill through the electronic transfer of funds. EBPP is alternatively referred to as "Internet billing" or "Ebilling."

As a startup enterprise, the Company has yet to receive any operating revenues. However, the Company intends to generate four principal revenue streams:
Internet billing services, Internet publishing of statements (also referred to as "EPublishing"), customer care services through Internet and traditional telephony technologies, and professional services associated with the implementation and maintenance of these Internet technologies. In addition, the Company is developing an Internet portal with EBPP capabilities.

The Company primarily targets small to medium size billers that produce monthly recurring bills to their customer base. Examples of these billers include utilities, credit card issuers, security monitoring services, financial services, cable service providers and communications providers. The Company also targets traditional print-house service companies that require assistance in their conversion to Internet billing.

In a typical scenario, the Company will analyze a biller's existing billing system and enable the biller to transmit its print stream to the Company for electronic bill processing. The Company will then process the billing information from the biller's print stream and transmit the data to a selected consumer "front end," an Internet website destination where the consumer has chosen to receive bills in an electronic medium. Examples of front ends, also called aggregators, include QuickenTM, MS- MoneyTM, CheckfreeTM, TranspointTM, the biller's website, the consumer's bank website, and Internet portals such as YahooTM, ExciteTM , LycosTM , AOLTM and others. After receiving the bill on its chosen website, the consumer may review and pay the bill by selecting the available payment option on the website. Payment is completed through ACH (Automated Clearing House) transfer of funds as directed by the consumer and enabled by the consumer's chosen front end.

The Company will charge a volume-sensitive transaction fee for each bill or statement presented electronically over the Internet. Pricing is also reflective of the multi-year term commitment selected by the biller. The Company also charges a set-up fee for implementing Internet billing capabilities for the biller.

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The Company believes a biller can achieve substantial savings by utilizing the electronic billing services offered by the Company instead of continuing to publish paper-based bills. These savings are primarily realized in reduced printing, mailing and handling costs.

The Company believes that consumers will increasingly demand to receive and pay their bills over the Internet, particularly at a single front end website individually selected by the consumer. The Company believes it has an advantage in the EBPP market in that it can assist a biller in presenting a bill to any consumer at any Internet website chosen by that consumer. In this regard, the Company functions as a clearinghouse for selected consumer front ends. By contrast, the Company believes that today a biller is forced to either choose one particular consumer front end, and therefore one website, or build its own EBPP capabilities and manage all of the various front end relationships itself, an undertaking which involves considerable time and costs, and displaces the biller's resources from its core business functions.

The Company believes that a biller's statement, as presented on a consumer's chosen website, provides targeted marketing opportunities for that biller and third party advertisers. Just as paper- based bills received by consumers often contain marketing inserts and product offerings, the electronic bill provides for electronic bill inserts. The Company believes that the biller can achieve additional revenues by providing consumers with purchasing opportunities on its bill space.

The Company believes that today it has few competitors in its role as an EPBB service bureau clearinghouse of small to medium size billers. The Company, however, expects that competition will increase dramatically in the near future. The Company expects to have increased competition from front ends, traditional print and mail companies, and existing and new market entrants.

Electronic presentment of statements, or EPublishing, enables a company to provide business-to- business distribution of traditional paper-based statements over the Internet. An example of such statements includes those sent by investment or fund managers to brokers. The Company believes that statement producers can achieve substantial time and cost savings by transferring publishing and distribution functions to an Internet-based service provider.

The Company believes it can also generate revenues from call center operations, whether those operations are generated from billers' outsourced customer care functions or from marketing opportunities from electronic bill marketing inserts. The Company therefore plans to build Internet- enabled customer interaction centers to capitalize on these marketing opportunities.

The Company offers professional consulting services to assist billers, statement producers, call center operators and other Internet business participants in establishing and maintaining their own customized Internet billing, presentment or communications systems.


                                       4

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In April 1999, the Company announced that it was establishing its own Internet portal at the website WWW.BILLS.COM. The operations of the Internet portal have been organized under "bills.com, Inc.", a Delaware corporation which will operate as a wholly-owned subsidiary of the Company. The Company expects that the Internet portal of bills.comTM will be designed and developed during the second and third quarters of 1999, and will be available for consumer use and interaction thereafter. Consumers may currently register with bills.comTM by visiting the website and entering applicable billing information.

The core function of bills.comTM is to operate as an Internet bill presentment and payment service for consumers. In this regard, bills.comTM will operate a consumer front end, similar to CheckFreeTM. Unlike other consumer front ends, however, bills.comTM will offer its services free of charge to consumers. In addition, bills.comTM will provide other on-line features such as stock quotes, mortgage quotes, loan applications and approvals, banking, shopping, news, weather, sports and other features.

bills.comTM expects to earn revenues through Internet banner advertising on its website, as well as through sponsorship agreements with other Internet portals. The Company believes that companies will purchase space on its bills.comTM website in order to take advantage of the potentially large number of consumers who will use the site as an Internet bill presentment and payment service. The Company also will seek relationships with other Internet portals such as YahooTM, LycosTM, AOLTM, ExciteTM, Amazon.comTM, EbayTM, NetcentivesTM, Shop.comTM, and Net BankTM ,which may result in payments of annual sponsorship fees to bills.comTM in exchange for providing links to their respective Internet portals.

2. INDUSTRY OVERVIEW

Internet usage has increased dramatically in the last decade. As a result, many new personal and commercial applications have been developed for Internet users and increasingly consumers are conducting business through Internet applications. The Company believes that Internet billing will be one of the next significant applications of the Internet. Companies such as CheckfreeTM and TranspointTM have been established in order to develop Internet billing into a commercially viable alternative to paper-based billing and payment systems.

Research indicates that there are approximately 110 million households in the United States with each receiving an average of twelve (12) bills per month. Assuming an average charge of $0.40 for each EBPP transaction, the Company estimates annual industry revenue potential of $6.4 billion. If 33% of households pay their bills online, the market potential is $2.1 billion per year. The Company believes that if small businesses are included in the calculation, the market size doubles to over $4 billion per year.


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
The Company estimates that the percentage of consumer acceptance of electronic billing will be five percent (5%) in 1999. Industry research projects that consumers will view and pay more than 1 billion bills on the Internet by the year 2001. Conservative projections have the consumer acceptance rate growing to thirty-five percent (35%) by the year 2007.

According to the Bank Administration Institute, five industries--utilities, communications, credit cards, insurance, and lending institutions--are responsible for over one-half of all consumer bill payments. Because of the large number of recurring bills, these industries are the most likely to be the first to offer electronic bill presentment.

3. PRODUCTS AND SERVICES

In order to meet real and anticipated market demand, the Company is developing and will market the following products and services:

ESERV(SM) (INTERNET BILLING SERVICE BUREAU). EServ creates the option for companies currently printing and mailing bills to instead publish the bills on the Internet wherever their consumers may choose to receive, view and pay them.

Currently, there are several Internet locations, or "front ends," from which consumers may choose to access and pay bills electronically. The principal front ends are the billers' website, online banking systems, QuickenTM, MSMoneyTM, TransPoint'sTM website, and CheckFree'sTM website. It is important for a biller to be able to deliver statements to all of these front ends, because each consumer will demand to receive electronic bills at their preferred front end. Similarly, consumer acceptance will be accelerated if consumers can use any front end they wish to view and pay their bills.

EServ is the focal point for managing all of the front end relationships. EServ will allow billers to concentrate resources on their core business and still exploit the growth of Internet billing. EServ's goal is to offer a familiar business model to billers who today use traditional print and mail methods, but allow for one delivery channel to publish bills and one delivery channel to receive payments and accounts receivable data. With EServ, billserv.com assumes the responsibility of managing the multiple systems, multiple delivery channels, and multiple relationships necessary to make Internet billing effective.

EServ is competitively priced because billserv.com pays one-time integration fees to the front ends for each biller, and volume-based per statement charges, aggregating the volume of all of its billers. This reduction in cost enables billserv.com to charge a one-time implementation fee to each biller


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
and a per statement fee which is less than the rate a biller would pay if supporting an internal Internet billing system.

EPUBLISHING(SM) (INTERNET PRESENTMENT OF STATEMENTS). The EPublishing product enables business- to-business distribution of traditional paper-based statements, such as those produced by investment or fund managers for their brokers.

The EPublishing solution will allow businesses such as investment fund managers or current print vendors to transmit already existing print files to the Company for manipulation and presentment on a website that the brokerage community or other business can access for viewing. The Company will also implement substantial data archival systems that will house statement history and allow for disaster recovery through a sophisticated back-up system.

While the market size for this product is very difficult to estimate, the Company believes it is substantial. The Company is aware of one large traditional print and mail operation that produces more than six million statement pages per month. These paper statements are boxed and mailed to more than 2,500 brokers. Each broker reviews and files these statements creating inefficient workflow processes and storage costs. Assuming that most brokers are already Internet-enabled, making the transition to an electronic retrieval and storage system will be simple and more cost efficient than the current methods.

ECARE(SM) (CUSTOMER INTERACTION CENTER). ECare is similar in nature to traditional call centers, but with multiple communication entry points such as telephone, Internet, interactive voice response, email and fax. The Internet communication component may support Web chat, IP Telephony (voice over the Internet), Web Whiteboarding (visual interactive on-screen markings), email and Web Video conferencing. The call centers will provide revenue opportunities through traditional outsourced customer care services as well as through fulfillment services via electronic bill marketing inserts.

ECONSULTING(SM) (PROFESSIONAL SERVICES). EConsulting will provide custom build solutions for companies seeking an in-house EBPP or related system. These services can range from assisting in the development an Internet billing strategy to actually building an EBPP system for the biller. In this regard, the Company can assist the biller in overcoming the learning curve associated with EBPP. The market for this product primarily consists of large first tier or second tier billers.

BILLS.COM(TM) (INTERNET PORTAL). Bills.com will operate as an Internet portal offering an electronic bill presentment service for consumers. In this regard, bills.com will operate a consumer front end, similar to CheckFreeTM. Unlike other consumer front ends, however, bills.com will offer its services free of charge to consumers. In addition, bills.com will provide other on-line features such as stock


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
quotes, mortgage quotes, loan applications and approvals, banking, shopping, news, weather, sports and other features to consumers who enter the website.

D. SALES AND MARKETING

The Company foresees two broad-based approaches to its sales and marketing strategy. The first approach is based on a geographic concentration, whereby the Company will attempt to secure a critical mass of billing customers in a densely populated metropolitan area. These billing customers would be local and regional utilities or other companies from which consumers receive a substantial number of their total monthly statements. The Company will concurrently approach local banks and credit unions in order to develop Internet billing relationships. These financial institutions could also market to their respective customer bases, thereby driving consumer acceptance and demand for Internet billing services. The geographic model would be replicated on a national and international basis. The Company will develop a sales force to meet the demands presented by the geographic sales model.

The second approach of the Company's sales and marketing strategy will be a non-geographic expansion model. In this approach, the Company will pursue vertical markets and traditional print and mail enterprises and encourage companies in these areas to offer Internet billing services to their print and mail customers, wherever they may be located.

To supplement its sales efforts, the Company intends to develop a marketing compact disc which would be presented to targeted executives within prospective billing customers. The CD will contain a clear value proposition supported by video and demonstration capabilities.

To further its sales and marketing strategies, the Company will attend and make presentations at industry-specific trade shows and in trade publications. It is the Company's plan to have a significant presence at each of these trade shows to ensure direct contact with prospect companies and executives. Trade publications will be used to promote the brand and services. The Company will evaluate the effectiveness of this program based upon revenue generation, reader response cards and in-bound calls for more information.

For the newly-formed bills.com subsidiary, aggressive marketing efforts will be directed toward a nationwide campaign of television commercials, Internet banner advertisements, news media briefings, and the offering of incentives for new subscribers. The bills.com subsidiary will expend a significant percentage of its capital resources in executing an aggressive market strategy.

E. PLAN OF OPERATION FOR REMAINDER OF FISCAL YEAR

The Company's plan of operation for the remainder of the 1999 fiscal year is to:
(1) develop trading partner relationships with front ends such as CheckFreeTM, TranspointTM, CybercashTM, Net DeliveryTM, and Internet portals such as YahooTM, ExciteTM, LycosTM and AOLTM in order to gain access to as many Internet users as possible; (2) execute billing agreements with as many billers as possible; (3) design, develop and market its Internet portal where the consumer can view and pay bills; (4) build systems which will operate the EBPP and other operations of the Company; (5) attract and retain highly qualified employees in order to appropriately staff business operations; and (6) provide the facilities and resources necessary to achieve the business goals of the Company. The Company may also pursue a secondary offering or other capital raising effort in order to fund the operations of an Internet-enabled customer call center and for acquisitions or other corporate purposes. The Company currently projects that it will have approximately 60 employees by the end of 1999.

F. COMPANY HISTORY

billserv.com is a Nevada corporation with its principal offices currently located at 14607 San Pedro Ave., Suite 100, San Antonio, Texas 78233. Additional information about the Company may be obtained at the Company's Internet address, HTTP://WWW.BILLSERV.COM. The Company offices may be contacted by telephone at 210-402-5000. The Company was incorporated in June 1998 as a mineral development company, under the name Goldking Resources, Inc. The principal asset of the company was a mineral claim located in British Columbia, Canada. After the Company further analyzed the cost involved in developing the mineral claim, it determined that the Company would have greater value as a corporate vehicle for other operations. Accordingly, the Company obtained NASD OTC Bulletin Board ("BB") trading status, and acquired and merged with billserv.com, Inc., a company incorporated in Texas in July 1998 ("billserv-Texas"), with business plans to operate in the Internet billing industry, but having no substantial assets, revenues or operations. billserv-Texas was owned in its entirety by the current management directors of the Company. On December 3, 1998, Goldking Resources, Inc. changed its name to billserv.com, Inc. and began trading under the symbol BLLS. By virtue of this reverse merger, the former Goldking Resources, Inc. was able to position itself into an emerging high-growth market, and billserv-Texas was able to merge with and into a company already trading on the NASD OTC BB. Concurrent with the merger with billserv- Texas, the Company secured equity financing of $5.3 million to fund its initial startup, development and investor relations efforts. The Company currently has 10,976,428 shares of common stock issued and outstanding. Four million of these shares are restricted stock owned by the directors and certain key employees of the Company. The remaining 6,976,428 shares are owned by approximately 3700 shareholders, none of whom the Company believes holds more than five per cent (5%) ownership of the Company. (See Item 4 - Security Ownership of Certain Beneficial


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
Owners and Management.). In March 1999, bills.com, Inc. was incorporated in Delaware, as a wholly-owned subsidiary of the Company.

This report contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Special Risk Factors" described in Item 2 below.

ITEM 2. FINANCIAL INFORMATION

A. SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data of billserv.com, Inc. as of and for the calendar quarter ended March 31, 1999, and as of and for the period from inception (July 30, 1998) through December 31, 1998. The information contained in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere herein.

                                          CALENDAR QUARTER       JULY 30 1998
                                            MARCH 31 1999       (INCEPTION) TO
                                                               DECEMBER 31 1998

Revenues ............................         $    --             $    --
Net loss ............................          (800,860)           (289,770)
Net loss per common share - basic
  and diluted .......................             (0.08)              (0.03)
Total assets ........................           676,890             407,530


B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THIS REPORT ON FORM 10 AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE CONTAIN FORWARD- LOOKING STATEMENTS BASED ON CURRENT EXPECTATION, ESTIMATES AND PROJECTIONS ABOUT THE COMPANY'S INDUSTRY, MANAGEMENT'S BELIEFS AND CERTAIN ASSUMPTIONS MADE BY MANAGEMENT. ALL STATEMENTS, TRENDS, ANALYSES AND OTHER INFORMATION CONTAINED IN THIS REPORT RELATIVE TO TRENDS IN NET SALES, GROSS MARGIN, ANTICIPATED EXPENSE LEVELS AND LIQUIDITY AND CAPITAL RESOURCES, AS WELL AS OTHER STATEMENTS, INCLUDING, BUT NOT LIMITED TO, WORDS SUCH AS "ANTICIPATE," "BELIEVE," "PLAN," "INTEND," "EXPECT," AND OTHER SIMILAR EXPRESSIONS CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT. ACCORDINGLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED OR

EXPRESSED IN SUCH STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, THOSE SET FORTH BELOW AS WELL AS IN THE PREVIOUS "BUSINESS" SECTION. PARTICULAR ATTENTION SHOULD BE PAID TO THE CAUTIONARY STATEMENTS INVOLVING THE COMPANY'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF ITS FUTURE REVENUES, THE UNPREDICTABLE AND EVOLVING NATURE OF ITS BUSINESS MODEL, THE INTENSELY COMPETITIVE ONLINE COMMERCE INDUSTRY AND THE RISKS ASSOCIATED WITH CAPACITY CONSTRAINTS, SYSTEMS DEVELOPMENT, MANAGEMENT OF GROWTH AND BUSINESS EXPANSION. EXCEPT AS REQUIRED BY LAW, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. READERS, HOWEVER, SHOULD CAREFULLY REVIEW THE FACTORS SET FORTH IN REPORTS OR DOCUMENTS THAT THE COMPANY FILES FROM TIME TO TIME WITH THE SEC.

GENERAL

billserv.com, Inc. is a service bureau consolidator in the EBPP industry. As a startup enterprise, the Company has yet to receive any operating revenues. However, the Company intends to generate four principal revenue streams:
Internet billing services, Internet publishing of statements (also referred to as "EPublishing"), customer care services through Internet and traditional telephony technologies, and professional services associated with the implementation and maintenance of these Internet technologies. The Company has a limited operating history on which to base an evaluation of its businesses and prospects. The Company's prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as electronic commerce. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and transaction-processing systems, provide superior customer service, respond to competitive developments, improve its Web site, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Since inception, the Company has incurred losses and as of March 31, 1999 had an accumulated deficit of $1,090,630. The Company believes that its success will depend in large part on its ability to (a) secure additional financing to meet capital and operating requirements, (b) capture a major portion of the medium to large size market of billers as its customer base, (c) drive the consumer adoption rate of EBPP, and (d) meet changing customer requirements and technological changes in an emerging market. Accordingly the Company intends to invest heavily in its product development, technology, and operating infrastructure development as well as marketing and promotion. Because the Company's services will require a significant amount of investment in infrastructure and a substantial level of fixed operating expenses, achieving profitability depends on


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the Company's ability to generate a high volume of revenues. As a result of the
Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed. Sales and operating results will depend on the volume of transactions completed and related services rendered. The timing of such services and transactions and the Company's ability to fulfill a biller's demands are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures could have an adverse effect on the Company's business, prospects, financial condition and results of operations. Further, the Company may from time to time make certain pricing, service, marketing or acquisition decisions that could have a material adverse effect on its business, prospects, financial conditions and results of operations.

RESULTS OF OPERATIONS--FROM INCEPTION TO DECEMBER 31, 1998

The Company's activities for the five month period from inception to December 31, 1998 resulted in net operating losses of $289,770. The Company generated no revenues during the period. Operating expenses were generally not incurred until November 1998.

Selling expenses consisted primarily of payroll and related expenses for personnel engaged in marketing and selling activities, as well as advertising services under a consulting agreement with the Consulting Group described below at Item 7. The Company expanded its sales and marketing staff subsequent to December 31, 1998 and intends to continue such expansion. It also will increase marketing and sales capabilities through various marketing and sales activities, including, advertising in trade publications, promotional activities and aggressive trade show attendance. Therefore the Company expects marketing and sales expense to increase substantially.

General and administrative expenses consisted primarily of payroll and related expenses for executive, accounting, legal and administrative personnel, as well as professional and consulting fees and other general corporate expenses. In 1998, financial and investor relation services provided to the Company by the Consulting Group, a related party, totaled $100,000. The Company expanded its general and administrative staff subsequent to December 31, 1998 and intends to continue such expansion. Therefore, the Company expects general and administrative expenses to increase substantially as it incurs additional costs related to the growth of its business.



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
RESULTS OF OPERATIONS--QUARTER ENDED MARCH 31, 1999

The Company's activities for the quarter ending March 31, 1999 resulted in a net operating loss of $800,860. The Company generated no revenues during the period.

Selling expenses consisted primarily of payroll and related expenses for personnel engaged in marketing and selling activities, as well as advertising services purchased from the Company's Consulting Group (defined below at Item 7) which totaled $150,000. The Company expanded its sales and marketing staff subsequent to March 31, 1999 and intends to continue such expansion. As of May 19, 1999, the Company has opened sales offices in North Carolina, Hollidaysburg, PA, Phoenix, AZ, Dallas, TX, and San Antonio, TX. The Company plans to increase its marketing and sales capacities through various marketing and sales activities, including, advertising in trade publications, promotional activities, and aggressive trade show attendance. Therefore the Company expects marketing and sales expense to increase substantially.

General and administrative expenses consisted primarily of payroll and related expenses for executive, accounting, legal and administrative personnel, as well as professional and consulting fees and other general corporate expenses. For the March 31, 1999 quarter, financial and investor relations services provided under the Consulting Agreement totaled $250,000. The Company expanded its general and administrative staff subsequent to March 31, 1999 and intends to continue such expansion. Therefore, the Company expects general and administrative expenses to increase substantially as it incurs additional costs related to the growth of its business.

LIQUIDITY AND CAPITAL RESOURCES

From inception to date, the Company's operations have been funded from advances under an equity placement with a third party. This placement was concluded and fully funded on June 11, 1999, pursuant to Regulation S. The total proceeds of the placement were $5.3 million. The Company issued 946,428 shares of common stock in exchange for this funding.

As of March 31, 1999, the Company's working capital was a deficit of approximately negative $1,330,000. As of that date, the Company's principal commitments consisted of an advance under the Regulation S equity financing described above, and an account payable to the Consulting Group. Subsequent to that date, the Company made significant expenditures and commitments for capital improvements consistent with anticipated growth in operations, infrastructure and personnel. The Company anticipates it will make additional investments in and for capital improvements which will require additional financing, either through the use of equipment leasing arrangements, or other equity financing.



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
As of March 31, 1999, the Company's headquarters were housed in approximately 3,000 square feet of temporary office space. Subsequent to the quarter end, the Company entered into a two-year lease for its headquarters in San Antonio beginning in May 1999 for 8,000 square feet. The Company anticipates acquiring additional adjacent leased space to meet the requirements of its expanding clerical, administrative and sales activities. Additionally, the Company opened sales offices in Hollidaysburg, Pennsylvania and Phoenix, Arizona subsequent to March 31, 1999, and plans to open additional sales offices throughout the United States. The Company also anticipates increasing its lease commitments with the establishment of a call center within the next 12 months.

The Company is currently in the process of determining whether or not its products, its internal systems, computers and software, and the products and systems of its critical vendors and suppliers are Year 2000 compliant. Because the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant. Although the Company believes that its Year 2000 plan will identify all material Year 2000 issues, there can be no assurance that the Company will be able to identify, evaluate and resolve all such issues. The Company does not concurrently expect that costs associated with Year 2000 compliance will have a material effect on operations or financial position. However, if the Company discovers Year 2000 problems in the future, it may not be able to develop, implement, or test remediation or contingency plans in a timely or cost-effective manner. See "Special Risk Factors" discussion below.

The Company plans to meet its capital requirements primarily through use of cash on hand, additional issuance of equity securities, capital lease financing, and in the longer term, revenue from services.

C. SPECIAL RISK FACTORS

Investors should carefully consider the following information which outlines special market and other risk factors affecting the industry and the Company.

DEPENDENCE ON INTERNET AND INTERNET TECHNOLOGY. The electronic commerce market is a relatively new and growing service industry. If the electronic commerce market fails to grow or grows slower than anticipated, or if the Company, despite an investment of significant resources, is unable to adapt to meet changing customer requirements or technological changes in this emerging market, or if the Company's services and related products do not maintain a proportionate degree of acceptance in this growing market, the Company's business, operating results, and financial condition could be materially adversely affected. Additionally, the security and privacy concerns of existing and potential customers may inhibit the growth of the electronic commerce market in general, and the Company's customer base and revenues in particular. Similar to the emergence of the credit card and automatic teller machine ("ATM") industries, the Company and other organizations serving the electronic commerce market must educate users that electronic transactions use encryption technology and other electronic security measures that make electronic transactions more secure than paper-based transactions. While the Company believes that it is utilizing proven applications designed for premium data security and integrity to process electronic transactions, there can be no assurance that the Company's use of such applications will be sufficient to address the changing market conditions or the security and privacy concerns of existing and potential customers. Adverse publicity raising concerns about the safety or privacy of electronic transactions, or widely reported breaches of the Company's or another providers' security, have the potential to undermine consumer confidence in the technology and thereby have a materially adverse effect on the Company's business. In addition, there can be no guarantee that the Internet will continue to grow in acceptance or maintain its reliability, or that new technologies might supplant the Internet in part or in whole.

PROPORTION OF ELECTRONIC REMITTANCES. The Company's future financial performance will be materially affected by the percentage of bill payments which can be cleared electronically. As compared with making payment by paper check or by draft, electronic payments: (i) cost much less to complete; (ii) give rise to fewer errors, which are costly to resolve; (iii) generate far fewer customer inquiries and therefore consume fewer customer care resources. Accordingly, the Company's inability to continue to decrease the percentage of remittances effected by paper documents will result in flat or decreased margins, and a reversal of the current trend toward a smaller proportion of paper-based payments would have a material adverse effect upon the Company's business, operating results, and financial condition.

RAPID TECHNOLOGICAL CHANGE; RISK OF DELAYS. The Company's success is highly dependent on its ability to develop new and enhanced services, and related products that meet changing customer requirements. The market for the Company's services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new and enhanced software, service and related product introductions. In addition, the software market is subject to rapid and substantial technological change. The Company, to remain successful, must be responsive to new developments in hardware and semiconductor technology, operating systems, programming technology, and computer capabilities. In many instances, the new and enhanced services, products, and technologies are in the emerging stages of development and marketing, and are subject to the risks inherent in the development and marketing of new software, services, and products. There can be no assurance that the Company can successfully identify new service opportunities and develop and bring new and enhanced services and related products to market in a timely manner, that such services, products or technologies will develop or will be commercially successful, that the Company will benefit from such developments or that services, products, or technologies developed by others will not render the Company's services, and related products noncompetitive or obsolete. If the Company is unable, for technological or other reasons, to develop and introduce new services and products in a timely manner in response to changing market conditions or customer requirements, or if new or enhanced software, services, and related products do not achieve a significant degree of market acceptance, the Company's business, operating results, and financial condition would be materially adversely affected.

GOVERNMENT REGULATION. Management believes that the Company is not required to be licensed by the Office of the Comptroller of the Currency, the Federal Reserve Board, or other federal or state agencies that regulate or monitor banks or other types of providers of electronic commerce services. There can be no assurance that a federal or state agency will not attempt to regulate providers of electronic commerce services, such as the Company, which could impede the Company's ability to do business in the regulator's jurisdiction. The Company is subject to various laws and regulations relating to commercial transactions generally, such as the Uniform Commercial Code, and may also be subject to the electronic funds transfer rules embodied in Regulation E, promulgated by the Federal Reserve Board. Given the expansion of the electronic commerce market, it is possible that the Federal Reserve might revise Regulation E or adopt new rules for electronic funds transfer affecting users other than consumers. Because of growth in the electronic commerce market, Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market, and it is possible that Congress or individual states could enact laws regulating the electronic commerce market. If enacted, such laws, rules and regulations could be imposed on the Company's business and industry and could have a material adverse effect on the Company's business, operating results, and financial condition.

ACH ACCESS. The Federal Reserve rules provide that the Federal Reserve's ACH system is available only through a bank. If the Federal Reserve rules were to change to further restrict access to the ACH, the Company's business could be materially adversely affected.

INTENSE COMPETITION. Portions of the electronic commerce market are becoming increasingly competitive. The Company expects to face significant competition in all of its customer markets. Although few companies have focused their efforts as service bureau consolidators in the EBPP industry, the Company expects that new service bureau companies will emerge and compete for the small to medium size biller business. The Company further believes that software providers, consumer front ends, banks and Internet portals will provide increasingly competitive billing solutions for small to medium size billers. In addition, a number of banks have developed, and others in the future may develop, home banking services in-house. The Company believes that banks will also compete for the EBPP business of small to medium size billers.

The Company expects competition to increase from both established and emerging companies and that such increased competition will result in reduced transaction costs which could materially adversely affect the Company's business, operating results, and financial condition. Moreover, the Company's current and potential competitors, many of whom have significantly greater financial, technical, marketing, and other resources than the Company, may respond more quickly than the

Company to new or emerging technologies or could expand to compete directly against the Company in any or all of its target markets. Accordingly, it is possible that current or potential competitors could rapidly acquire significant market share. There can be no assurance that the Company will be able to compete against current or future competitors successfully or that competitive pressures faced by the Company will not have a material adverse effect on its business, operating results, and financial condition.

LACK OF OPERATING HISTORY; LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION. The Company was organized in 1998 and has only recently begun operations as a public company. The Company's stock has only recently begun trading on the NASD OTC BB on December 3, 1998, under the symbol BLLS. Accordingly, the financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING. The Company currently plans to meet its capital requirements primarily through issuance of equity securities, capital lease financing, and in the longer term, revenue from operations. The Company recently concluded equity financing under Regulation S for the amount of $5.3 million, in exchange for which the Company issued 946,428 shares of common stock. However, the Company anticipates the need to raise additional funds through public or private debt or equity financing in order to take advantage of unanticipated opportunities, including more rapid expansion or acquisitions of complementary businesses or technologies, or to develop new or enhanced services and related products, or otherwise respond to unanticipated competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of the then current stockholders of the Company may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's common stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of unanticipated opportunities, develop new or enhanced services and related products or otherwise respond to unanticipated competitive pressures and the Company's business, operating results, and financial condition could be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, service and related product development and operational personnel, including its Chairman, and Chief Executive Officer, Michael R. Long; its President and Chief Operating Officer, Louis A. Hoch; its Senior Vice President of Business Development, David S. Jones; its Chief Financial Officer, Lori K. Turner; its General Counsel, Marshall N. Millard; and its Vice President of Business Development, Randy Kauftheil. The Company's operations could be affected adversely if, for any reason, any of these officers ceased to be active in the Company's management. The Company maintains proprietary nondisclosure and non-compete agreements with all of its key employees. The Company intends to secure key person life insurance policies on Mr. Long. The success of the Company depends to a large extent upon its ability to retain and continue to attract highly skilled personnel. Competition for employees in the electronic commerce industry is intense, and there can be no assurance that the Company will be able to attract and retain enough qualified employees. If the business of the Company grows, it may become increasingly difficult to hire, train and assimilate the new employees needed. The Company's inability to retain and attract key employees could have a material adverse effect on the Company's business, operating results, and financial condition.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. The Company's quarterly results of operations may fluctuate significantly as a result of a number of factors, including changes in the Company's pricing policies or those of its competitors, relative rates of acquisition of new customers, delays in the introduction of new or enhanced services, software, and related products by the Company or by its competitors or market acceptance of such services and products, other changes in operating expenses, personnel changes, and general economic conditions. These factors will impact the Company's operating results. Fluctuations in operating results could result in volatility in the price of the Company's common stock.

RISK OF PRODUCT DEFECTS. The software products utilized by the Company could contain errors or "bugs" that could adversely affect the performance of services or damage a user's data. In addition, as the Company increases its share of the electronic commerce services market, software reliability and security demands will increase. The Company attempts to limit its potential liability for warranty claims through limitation-of-liability provisions in its customer agreements. There can be no assurance that the measures taken by the Company will prove effective in limiting the Company's exposure to warranty claims. Despite the existence of various security precautions, the Company's computer infrastructure may be also vulnerable to viruses or similar disruptive problems caused by its customers or third parties gaining access to the Company's processing system.

EROSION OF REVENUE FROM SERVICES. The profitability of the Company's business depends, to a substantial degree, upon billers electing to continue to periodically renew contracts. In the event that a substantial number of these customers were to decline to renew these contracts for any reason, the Company's revenues and profits would be adversely affected. Sales of the Company's services are dependent upon customer demand for the services, which is affected by pricing decisions, the competition of similar products and services, and reputation of the products and services for performance. Most of the Company's services are likely to be sold within the utilities and financial services industries, and poor performance by the Company in performing its services has the potential to undermine the Company's reputation and affect future sales of other services. A substantial decrease in revenue from services would have a material adverse effect upon the Company's business, operating results, and financial condition.

RISK OF LOSS FROM RETURNED TRANSACTIONS, MERCHANT FRAUD OR ERRONEOUS TRANSMISSIONS. The Company relies upon the Federal Reserve's ACH for electronic fund transfers and conventional paper check and draft clearing systems for settlement of payments by check or drafts. In its use of these established payment clearance systems, the Company generally bears the same credit risks normally assumed by other users of these systems arising from returned transactions caused by insufficient funds, stop payment orders, closed accounts, frozen accounts, unauthorized use, disputes, theft, or fraud. In addition, the Company also assumes the risk of merchant fraud and transmission errors when it is unable to have erroneously transmitted funds returned by an unintended recipient. Merchant fraud includes such actions as inputting false sales transactions or false credits.

RISK OF SYSTEM FAILURE. The Company's operations are dependent on its ability to protect its computer equipment against damage from fire, earthquake, power loss, telecommunications failure or similar event. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, operating results, and financial condition. The Company's property and business interruption insurance may not be adequate to compensate the Company for all losses that may occur.

YEAR 2000 COMPLIANCE. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates to avoid system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

The Company is currently in the process of determining whether or not its products, its internal systems, computers and software, and the products and systems of its critical vendors and suppliers are Year 2000 compliant. This determination is or will be on an internally developed Year 2000 plan. This plan will be implemented in the following four consecutive phases:

      1. An inventory and data gathering phase in which products and systems and the products and systems of critical vendors and suppliers are catalogued;

      2. A testing stage to determine whether or not such catalogued products and systems are Year 2000 compliant;

      3. A replacement phase in which non-compliant products and systems will be upgraded or replaced; and

      4. A monitoring phase in which products and systems will be tested for Year 2000 compliance on an ongoing basis.

The Company's Year 2000 plan has only been partially implemented. To date, the Year 2000 plan has resulted in the following:

      o Products. The Company has developed an internal battery of tests to ascertain whether or not products are Year 2000 compliant. Based on these tests, the Company believes its current products are Year 2000 compliant.

      o Vendors. The Company is currently in the process of ascertaining whether or not its vendors and suppliers are Year 2000 compliant.

The Company is also reviewing assembly and test equipment for Year 2000 compliance, which is expected to be completed by mid-1999.

      o IT Systems. The Company has conducted a preliminary survey of its IT hardware and software and anticipates that any hardware and software that is not Year 2000 compliant will be upgraded or replaced prior to 2000.

      o Non-IT Systems and Infrastructure. Machinery and equipment used in operations have been inventoried and are currently being assessed for Year 2000 compliance.

Although the Company believes that its Year 2000 plan will identify all material Year 2000 issues, there can be no assurance that the Company will be able to identify, evaluate and resolve all such issues.

The Company does not currently expect that costs associated with Year 2000 compliance will have a material effect on operations or financial position. However, if the Company discovers Year 2000 problems in the future, it may not be able to develop, implement, or test remediation or contingency plans in a timely or cost-effective manner.

The Company believes that the risks of noncompliance could delay purchases or replacement of products and services. Failure of third party products, such as a breakdown in telephone, electric service or other utilities, e-mail, voicemail or the World Wide Web could cause a disruption in service to customers. Disruptions in the services provided by banks, telephone companies and the U.S. Postal Service could have a pervasive negative impact on the Company's business as a whole. Although the Company's products are undergoing Year 2000-specific testing procedures, the Company's products may not contain all of the date codes necessary to operate in the year 2000. Any failure of such products to perform could result in the delay or cancellation of product orders and the diversion of managerial and technical resources from product development and other business activities to attend to Y2K issues. These risks could have a material adverse effect on the Company's business, operating results and financial condition.

Until the completion of the Year 2000 compliance evaluation of the Company's suppliers, and the completion of internal IT and non-IT systems reviews, the Company believes that it is not practical to develop comprehensive contingency plans. Even if such plans are completed and implemented in a timely manner, they may be insufficient to address any third party failures and there can be no assurance that undetected internal and external Year 2000 issues will not materially impact the Company's business, financial condition, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operation".

LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; RISK OF THIRD PARTY INFRINGEMENT CLAIMS. The Company regards some of its services as proprietary and relies primarily on a combination of trademark and trade secret laws, employee and third party non-disclosure agreements, and other intellectual property protection methods to protect its services. Existing intellectual property laws afford only limited protection, and it may be possible for unauthorized third parties to copy the Company's services and related products or to reverse engineer or obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's competitors will not independently develop services and related products that are substantially equivalent or superior to those of the Company.

LIMITED PRIOR MARKET; VOLATILITY OF STOCK PRICE. Prior to December 3, 1998, there was no public market for the Company's common stock. Although the Company is listed on the NASD OTC Bulletin Board, there can be no assurance that an active or liquid trading market in the Company's common stock will continue. The market price of the Company's common stock is subject to significant fluctuations in response to variations in quarterly operating results, the failure of the Company to achieve operating results consistent with securities analysts' projections of the Company's performance, and other factors. The stock market has experienced extreme price and volume fluctuations and volatility that has particularly affected the market prices of many technology, emerging growth, and developmental stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies. Factors such as announcements of the introduction of new or enhanced services or related products by the Company or its competitors, announcements of joint development efforts or corporate partnerships in the electronic commerce market, market conditions in the technology, banking, telecommunications and other emerging growth sectors, and rumors relating to the Company or its competitors may have a significant impact on the market price of the Company's common stock.

CONTROL BY PRINCIPAL STOCKHOLDERS. Currently, the directors and executive officers of the Company and their affiliates collectively owned approximately 40% of the outstanding shares of the Company's common stock. As a result, these stockholders are able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON MARKET PRICE. Currently, the Company has 10,976,428 shares of the Company's common stock outstanding. Four million shares are restricted pursuant to Rule 144; 946,428 are restricted under Regulation S; but 6,030,000 are not.

Sales of substantial amounts of these shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock.

ANTI-TAKEOVER PROVISIONS; CERTAIN PROVISIONS OF NEVADA LAW; CERTIFICATE OF INCORPORATION, BY-LAWS, AND STOCKHOLDER RIGHTS PLAN. Certain provisions of Nevada law, the Company's Certificate of Incorporation, Bylaws, and a proposed stockholder rights plan could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. In 1999, the Company intends to seek shareholder approval of amendments to its Certificate of Incorporation, to provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. Such classification of the Board of Directors would expand the time required to change the composition of a majority of directors and may tend to discourage a proxy contest or other takeover bid for the Company. The Company also intends to seek shareholder approval to allow issuance of rights to acquire common stock under certain conditions, without any further vote or action by the stockholders. The issuance of common stock under a stockholder rights plan could decrease the amount of earnings and assets available for distribution to the holders of the Company's common stock or could adversely affect the rights and powers, including voting rights, of the holders of the Company's common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Company's common stock.

MANAGEMENT OF GROWTH. The Company may experience a period of rapid growth which could place a significant strain on its resources. The Company's ability to manage growth successfully will require the Company to continue to improve its operational, management and financial systems and controls as well as to expand its work force. A significant increase in the Company's customer base would necessitate the hiring of a significant number of additional customer care and technical support personnel as well as computer software developers and technicians, qualified candidates for which, at the present time, are in short supply. In addition, the expansion and adaptation of the Company's computer and administrative infrastructure will require substantial operational, management, and financial resources. Although the Company believes that its current infrastructure is adequate to meet the needs of its customers in the foreseeable future, there can be no assurance that the Company will be able to expand and adapt its infrastructure to meet additional demand on a timely basis, at a commercially reasonable cost, or at all. If the Company's management is unable to manage growth effectively, hire needed personnel, expand and adapt its computer infrastructure or improve its operational, management, and financial systems and controls, the Company's business, operating results, and financial condition could be materially adversely affected.

ACQUISITION-RELATED RISKS. In the future, the Company may pursue additional acquisitions of complementary service or product lines, technologies, or businesses. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, operating results, and financial condition. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services, and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. From time to time, the Company evaluates potential acquisitions of businesses, services, products, or technologies. The Company has no present commitments or agreements with respect to any material acquisition of other businesses, services, products, or technologies. In the event that such an acquisition were to occur, however, there can be no assurance that the Company's business, operating results, and financial condition would not be materially adversely affected.

DIVIDEND POLICY. The Company has paid no cash dividends and has no present plan to pay cash dividends, intending instead to reinvest its earnings, if any. However, payment of future cash dividends will be determined from time to time by its board of directors, based upon its future earnings, financial condition, capital requirements and other factors. The Company is not presently subject to any restriction on its present or future ability to pay such dividends.

DEPENDENCE UPON CONTRACTS WITH BILLERS. The Company's business is dependent upon performing under the terms of agreements with billers. Although the Company is unaware of any circumstance which would prevent the enforcement of these agreements, there can be no assurance that the Company might not be able to fully perform under these agreements or that other factors may prevent billers from processing billing information through the Company.

DEPENDENCE UPON CONTRACTS WITH TRADING PARTNERS. The Company's business is dependent upon executing and maintaining agreements with front ends such as CheckfreeTM, TranspointTM, and IntuitTM to provide dependable financial services for customers of billers. Such financial services include ACH processing through the customer's bank and delivery of good funds to the Company for remittance to the billers. There can be no assurance that any of the front ends will be able to perform under these agreements in the future.

ANTICIPATED BILLING SYSTEM EXPENDITURES. To facilitate and support the growth anticipated in its business, the Company plans to make significant expenditures in its operations over the next one to three years. These expenditures are expected to be made in the areas of software development, licensing, hardware, and related staffing. The Company believes that it will be able to fund these expenditures with internally generated funds and financing, but there can be no assurance that such funds will be generated or spent in these projects.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE. This registration statement contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and assumptions made by and information currently available to the Company's management. When used in this document, the words "anticipate," "believe," "estimate," "expect," and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this registration statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not intend to update these forward-looking statements.

ITEM 3. PROPERTIES AND EQUIPMENT

As of March 31, 1999 the Company headquarters were housed in approximately 3,000 square feet of temporary office space. Subsequent to the quarter end, the Company entered into a two-year lease for its headquarters in San Antonio, Texas beginning in May 1999 for 8,000 square feet. The Company anticipates acquiring additional adjacent leased space to meet the needs of its expanding clerical, administrative and sales activity. Additionally, the Company opened sales offices in Hollidaysburg, Pennsylvania and Phoenix, Arizona subsequent to March 31, 1999, and plans to open additional sales offices throughout the United States. The Company also anticipates increasing its lease commitments with the establishment of a call center within the next twelve months.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

1. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      The Company has no non-management, beneficial owners of more than 5 percent of the outstanding amount of its common stock.

2. SECURITY OWNERSHIP OF MANAGEMENT

      The following table sets forth information with respect to the share ownership of the Company's common stock by its officers and directors, both individually and as a group, and by the record and/or beneficial owners of more than 5 percent of the outstanding amount of such stock:

                    SHARES OWNED BENEFICIALLY AND OF RECORD
                               PERCENT OF CLASS

                                            AMOUNT & NATURE
TITLE OF                                     OF BENEFICIAL           PERCENT OF OWNERSHIP
 CLASS        NAME AND ADDRESS                 OWNERSHIP            AS OF JUNE 11, 1999 (1)
--------------------------------------------------------------------------------------------
Common      Michael R. Long (2)
Stock       15546 Clover Ridge
            San Antonio, TX 78248               1,183,333                     10.8%

Common      Louis A. Hoch (3)
Stock       15138 Grayoak Forest
            San Antonio, TX 78248               1,183,334                     10.8%

Common      David S. Jones (4)
Stock       11530 Vance Jackson
            San Antonio, TX 78230               1,183,333                     10.8%

Common      Lori Turner
Stock       11205 Woodridge Forest
            San Antonio TX 78249                  100,000                      0.9%

Common      Marshall Millard
Stock       18123 Summer Knoll
            San Antonio, TX 78258                 150,000                      1.3%

Common      All directors, officers
Stock       and employees as a group (5)
            (7 persons)                         4,000,000                     36.4%


    (1) All ownership is stated as of June 11, 1999. In 1999, the Company has awarded, subject to shareholder approval, options to purchase 754,000 shares of common stock to various executive officers, directors and employees, including those listed above. See Item 6. Executive Compensation below.

    (2) Michael R. Long is the Chairman of the Board of Directors and Chief Executive Officer of the Company.

    (3) Louis A. Hoch, is the Chief Operating Officer, President and a director of the Company.

    (4) David S. Jones is the Senior Vice President and a director of the Company.

    (5)  All stock held by officers and/or directors is restricted per Rule 144.

3. CHANGE IN CONTROL

      There are no arrangements known to the Company the operation of which may result in a change of control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

      The following sets forth the directors and executive officers and key employees of the Company as of May 31, 1999, their respective ages, the year in which each was first elected or appointed a director, and any other office in the Company held by each director.

1. DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers of the Company are as follows:

NAME OF DIRECTOR/          AGE      POSITION HELD                            POSITION HELD
OFFICER                                                                      SINCE
--------------------------------------------------------------------------------------------
Michael R. Long            54       Director, Chairman and C.E.O.            November, 1998

Louis A. Hoch              33       Director, President and C.O.O.           November, 1998

David S. Jones             25       Director and Sr. Vice President          November, 1998

Lori A. Turner             41       Treasurer, Vice President and C.F.O.     December, 1998

Marshall Millard           37       Secretary, Vice President and            November, 1998
                                    General Counsel

E. Scott Crist             35       Director                                 January, 1999

Roger R. Hemminghaus       61       Director                                 April, 1999


2. FAMILY RELATIONSHIPS

No family relationship exists between or among any of the directors, executive officers, and significant employees, as defined below, of the Company or any person contemplated to become such.

3. BUSINESS EXPERIENCE

MICHAEL R. LONG, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Long became Chairman and Chief Executive Officer of the Company as of November 1998. Mr. Long has over 29 years of senior executive management and systems development experience in six publicly traded companies, as well as successfully operating his own systems consulting business. In the past five years, Mr. Long has held positions at U.S. Long Distance, Inc., as Vice President of Management Information Systems from December 1993 to August 1996; Billing Concepts, Inc., as Vice President of Information Technologies from August 1996 to June 1997, and Andersen Consulting as Business Development Director, Financial Services, from October 1997 to November 1998.

LOUIS A. HOCH, DIRECTOR, PRESIDENT AND CHIEF OPERATING OFFICER

Mr. Hoch joined the Company as President and Chief Executive Officer in November 1998. Mr. Hoch's background has been primarily in the telecommunications industry in which he has over 10 years of experience. In the past five years, he has held positions with Andersen Consulting, Billing Concepts, Inc., and U.S. Long Distance, Inc.. He possesses in-depth knowledge in the billing and customer care processes of regional bell operating companies, interexchange carriers, competitive local exchange carriers and Internet service providers. He has successfully built large billing systems that were proven flexible enough to sustain exponential growth in record volumes. He played a significant part in growing a billing company from inception to becoming the market leader. He has built multiple call centers that integrated the latest in technology and processes. His leadership in the call center industry has been recognized by the largest worldwide consulting firm, which classified his processes and technology architecture to be one of their guidelines for best practices in call center development. Mr. Hoch holds a B.B.A. in Computer Information Systems and an M.B.A. in International Business Management, both from Our Lady of the Lake University. He is certified as a Computer Professional (CCP) by the Institute for Certification of Computing Professionals (ICCP).

DAVID S. JONES, DIRECTOR AND SENIOR VICE-PRESIDENT

Mr. Jones joined the Company in November 1998. He has been active in the Internet billing industry almost since its inception. While employed at Billing Concepts, Inc., from 1997-98, Mr. Jones was responsible for defining strategic direction involving Internet technology. Mr. Jones has played an essential role in the development of the necessary relationships needed to be effective in the Internet billing marketplace, and has been directly involved in the marketing of the Company's products. Mr. Jones continues to manage the ongoing development of systems for the Company. From 1996 to 1997, Mr. Jones owned and operated his own business which provided ongoing service and support to automated teller facilities for various financial institutions. From 1993 to

1996, Mr. Jones was general manager of a specialty beverage operation in San Antonio. He has completed business finance and general business studies at Millikin University and the University of Texas at Austin.

LORI A. TURNER, TREASURER, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Lori A. Turner, C.P.A., joined the Company as Chief Financial Officer in December 1998. Prior to joining the Company, Ms. Turner served as Treasurer and Chief Financial Officer at Docucon, Inc. She held various positions at Docucon, including Controller, Vice-President, Finance, and Assistant Secretary from 1990 until her departure in 1999. From 1984 through 1989, Ms. Turner held various financial positions at Fuddruckers, Inc., a fast-food restaurant chain. Prior to joining Fuddruckers, she worked as a consultant for Fuddruckers and other firms. Ms. Turner holds a M.B.A. from the University of Texas at San Antonio.

MARSHALL MILLARD, SECRETARY, VICE PRESIDENT AND GENERAL COUNSEL

Mr. Millard also joined the Company in December 1998. He possesses over 10 years experience in providing legal counsel to publicly-traded and privately-held companies. Mr. Millard has extensive experience in negotiating and preparing strategic alliances, mergers and acquisitions, financing agreements and other business contracts. Mr. Millard also has a strong background in litigation and appeals. He is licensed to practice law in the Supreme Court and all lower courts in the State of Texas, the Western District of Texas and the Fifth Circuit Court of Appeals. He earned a Juris Doctor degree from St. Mary's University School of Law, in 1988, where he served as a Senior Associate Editor for the ST. MARY'S LAW JOURNAL. Mr. Millard has held corporate counsel positions at Southwestern Bell Telephone, a subsidiary of SBC Communications, 1993; U.S. Long Distance (now owned by Qwest Communications International), 1993-1996; and Billing Concepts, 1996- 1998.

E. SCOTT CRIST, DIRECTOR

Mr. Crist became a director of the Company in January 1999. He is the President and Chief Executive Officer of Telscape International, Inc., one of the world's fastest growing multinational carriers of voice, video and data services. Prior to joining Telscape, Mr. Crist was a founder of Orion Communications, Inc., a long distance company, where he served as President. He also previously served a President and Chief Executive Officer of Matrix Telecom, a long distance company which ranked number 7 on the Inc. Magazine list of the 500 fastest growing companies in 1995. Mr. Crist also founded D.S. Communications, a domestic long distance company, where he served as President and Chief Executive Officer. Mr. Crist holds a M.B.A. from the J.L. Kellogg School at Northwestern University, and a B.S., magna cum laude, in Electrical Engineering, with a Telecommunications Design emphasis, from North Carolina State University.

ROGER R. HEMMINGHAUS, DIRECTOR

Mr. Hemminghaus became a director of the Company in April 1999. He currently serves as Chairman of the Board of Directors of Ultramar Diamond Shamrock Corp., having retired in January 1999 as Chief Executive Officer of the same company. He also serves as a director for Luby's Cafeterias, Inc.; New Centuries Energies; and The Nature Conservancy of Texas. From 1996 to January 1999, Mr. Hemminghaus served as Chairman and Chief Executive Officer of Ultramar Diamond Shamrock Corp, following the merger of Ultramar Corporation and Diamond Shamrock, Inc. Prior to this merger, Mr. Hemminghaus served as Chairman, Chief Executive and President of Diamond Shamrock, Inc., where he had been employed since 1984. Mr. Hemminghaus also serves on the National Executive Board of the Boy Scouts of America, and various non-profit boards in Texas. He is a graduate of Auburn University, where he received a B.S. in Chemical Engineering.

4. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

      None of the directors or executive officers of the Company have been involved in any legal proceedings during the past five (5) years that are material to an evaluation of their ability or integrity as a director or executive officer of the Company.

ITEM 6. EXECUTIVE COMPENSATION

1. EXECUTIVE OFFICER COMPENSATION

      No executive officer of the Company received or accrued cash compensation in excess of $20,000 during fiscal year ended 1998. The following tables sets forth all compensation paid by the Company during the fiscal year ending December 31, 1998 to all executive officers of the Company:

NAME OF PRINCIPAL                                              RESTRICTED
POSITION                         YEAR           SALARY (1)     STOCK AWARDS (2)
-------------------------------------------------------------------------------

Michael R. Long                  1998           $ 14,835          1,183,333
Chairman and C.E.O.

Louis A. Hoch                    1998           $ 11,868          1,183,334
President and C.O.O.

David S. Jones                   1998           $ 14,840          1,183,333
Sr. Vice President

Marshall Millard                 1998           $   7,318           150,000
Secretary, Vice President
and General Counsel

Lori A. Turner                   1998           $   NA              100,000
Treasurer, Vice President
and C.F.O.

      (1) Each of the named executives have entered into an employment agreement with the Company. These agreements have a three (3) year term and provide for an annual salary, bonuses at the discretion of the Board of Directors, and health benefits. The figures reflected are stated for December 1998. In 1999, each of the named officers are to receive 1999 salary compensation as follows: Mr. Long, $150,000; Mr. Hoch, $140,000; Mr. Jones, $120,000; Ms. Turner, $100,000; and Mr.
Millard, $100,000.

      (2) This table reflects common stock ownership granted in connection with the executive's employment arrangement with the Company. In 1999, subject to shareholder approval, the officers named have been awarded the following number of options to purchase shares of common stock of the Company: Mr. Long, 100,000; Mr. Hoch, 100,000; Mr. Jones, 100,000; Ms. Turner, 40,000; and Mr. Millard, 40,000. The option price in each case is $2.81 per share.

2. COMPENSATION OF DIRECTORS

In 1998, the directors of the Company were not compensated for their services in that capacity. In 1999, the Company intends to seek shareholder approval of a director's compensation plan, which would provide for certain stock options and $1,000 per meeting, plus out-of-pocket expenses.

Subject to stockholder approval of the director's compensation plan, the Company has awarded options to purchase common stock of the Company to Messrs. Crist and Hemminghaus. Mr. Crist holds 40,000 options with an exercise price of $2.81 per share; Mr. Hemminghaus holds 80,000 options with an exercise price of $5.81 per share. The options vest over a three year period.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

1. TRANSACTIONS WITH MANAGEMENT AND OTHERS; CERTAIN BUSINESS RELATIONSHIPS; PROMOTERS

      Concurrent with and in connection with the Regulation S equity financing described herein above, the Company has entered into a consulting agreement, effective November 1, 1998, with Messrs. James R. King, Jr.; Robert D. Smith and Richard M. Jeffs (the "Consulting Group"), all of 1090 W. Pender Street, Suite 420, Vancouver BC V632N7, under which that Group provided or will provide financing, investor relations, public relations and advertising services for the Company for a period of one year. The total consideration paid and to be paid to the Consulting Group is $1.2 million. A portion of the consideration paid or to be paid is in consideration of the Consulting Group's efforts in arranging the Regulation S equity financing described above.

      On May 7, 1999, the Company entered into a certain Business Development Agreement, and a related Independent Sales Agent Agreement, with Southwest Business Corporation, of San Antonio, Texas. In exchange for sales and marketing services and support described in these agreements, and subject to performance criteria described therein, Southwest Business Corporation may earn the right to purchase up to 500,000 shares of common stock of the Company. The warrant is for a term of three years after the Company's common stock is offered for sale on a recognized stock market, which the Company construes to include the NASDAQ National or SmallCap Markets; the exercise price is 110% of the per share price of the common stock at May 7, 1999, which was $6.50.

2. INDEBTEDNESS OF MANAGEMENT

No member of management of the Company is or has been indebted to the Company in an amount in excess of $60,000.00. No director or executive officer is personally liable for repayment of amounts advanced any financing received by the Company.

ITEM 8. LEGAL PROCEEDINGS

There is no litigation currently pending and the Company is not aware of any disputes that may lead to litigation.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

1. MARKET INFORMATION

The Company's common stock is traded on the NASD OTC Bulletin Board. The following table sets forth the range of high and low bid quotations as reported during the most recent fiscal year. Bid quotations represent prices between dealers, do not include retail markup, mark down or other fees or commissions, and do not necessarily represent actual transactions.

CALENDAR QUARTER                        BID PRICES
    ENDED                           LOW          HIGH
--------------------------------------------------------------

December 31, 1998(1)               2 3/8        3 3/8
March 31, 1999                     2 3/4        8 5/8

(1) No previous periods are reported as the Company was initially listed in the fourth quarter 1998.

The Company has 10,976,428 shares of common stock outstanding; of this amount, 6,030,000 of such shares are nonrestricted; 4,000,000 of such shares are restricted pursuant to Rule 144; and 946,428 shares are restricted pursuant to Regulation S. As of June 4, 1999, the number of holders of record of the common stock, $.001 par value, of the Company was 3,696.

2. DIVIDEND POLICY

The Company has paid no cash or stock dividends and has no present plan to pay any such dividends, intending instead to reinvest its earnings, if any. However, payment of future dividends will be determined from time to time by its board of directors, based upon its future earnings, financial condition, capital requirements and other factors. The Company is not presently subject to any restriction on its present or future ability to pay such dividends.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

      There are issued and outstanding 10,976,428 shares of common stock which were sold as follows:

      On or about July 10 and 14, 1998, a total of 10,000,000 shares of common stock were sold for a total of $10,000 to one individual, then a director and the President of the Company, and seven (7) corporate shareholders; the individual acquired 4,000,000 shares at such time; the corporate shareholders acquired 6,000,000 shares. On or about July 15 and 30, and August 19, 1998, thirty-three (33) individuals acquired 742,500 shares of common stock, for the total purchase price of $7,425. On or about September 5, 1998, three (3) individual shareholders paid $13,000 for 130,000 shares. All of the foregoing shares of common stock were issued in compliance with Section 4(2) of the Securities Act of 1933, as amended, or pursuant to exemption under Rule 504. Of the total shares issued, 670,500 were issued pursuant to Rule 504 exemption.

      On or about October 26, 1998, the current management directors of the Company acquired the 4,000,000 shares held by the President of the Company, then known as Goldking Resources, Inc.; these shares were transferred to the current management directors of the Company, Messrs. Long, Hoch and Jones, and other key executives of the Company. Neither Messrs. Long, Hoch and Jones nor any other executive of the Company paid cash consideration for the shares received, but instead transferred their shares in billserv-Texas to Goldking, which subsequently caused the merger of billserv-Texas into Goldking. All of these common shares were transferred in compliance with Section 4(1) of the Securities Act of 1933. The shares are restricted under Rule 144.

      On December 3, 1998, the Company issued 5,359,500 shares of common stock at par in reliance upon exemption under Rule 504, and received for cancellation 6,202,000 shares, with unanimous shareholder consent. The stock described above was issued to fifteen (15) individual and institutional investors. The total purchase price for all shares issued was $5,359.50.

      On May 7, 1999, the Company contracted to issue a warrant for the purchase of up to 500,000 shares of common stock to Southwest Business Corporation, of San Antonio, Texas. Subject to specific performance criteria in sales and marketing of the Company's products, Southwest Business Corporation may earn the right to purchase shares of common stock, at 110% of the closing bid price as of May 7, 1999 ($6.50), over a three year term. If Southwest Business Corporation meets the contract requirements, the warrant will be issued in accordance with
Section 4(2) of the Securities Act of 1933, as amended.

      On June 11, 1999, the Company issued 946,428 shares of common stock to two corporate investors, in exchange for $5.3 million in cash. The stock was issued pursuant to exemption under Regulation S.

ITEM 11. DESCRIPTION OF THE COMPANY'S SECURITIES

1. GENERAL

The Company is authorized to issue 200,000,000 shares of common stock of $.001 par value per share. This is the only class of stock currently authorized for issuance by the Company. The common stock has no conversion, preemptive or subscription rights as to any securities of the Company and are not liable to assessments or further calls. Each share of common stock of the Company, when fully paid for, will be validly issued and outstanding, is entitled to one vote on all matters to be voted on by shareholders, is entitled to equal dividends when and as declared by the board of directors from funds legally available therefor, and is entitled to a pro rata share of the Company's net assets in the event of dissolution, liquidation or winding up of the Company.

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore and, upon liquidation, are entitled to share pro rata in any distribution to common shareholders. Holders of the common stock have one non-cumulative vote for each share held. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions, with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Since the common stock of the Company does not have cumulative voting rights, the holders of more than 50 percent of the outstanding shares can elect all of the directors, if they choose to do so, in which event the holders of the remaining shares cannot elect any directors. Accordingly, if the present shareholders in the foreseeable future own more than 50 percent of the outstanding shares, they will be able to elect all of the directors.

2. DIVIDEND POLICY

The payment by the Company of dividends, if any, in the future rests principally on the discretion of its board of directors, and will depend, among other things, upon the Company's earnings, its capital requirements, and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends upon its common stock since its inception, and by reason of its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its common stock in the foreseeable future. See "Special Risk Factors."

3. REPORTS TO SHAREHOLDERS

The Company intends to furnish its shareholders with annual reports of its operations, containing financial statements. The Company will also file annual and quarterly reports as required by the Securities Exchange Act of 1934.

4. TRANSFER AGENT

The Company has contracted with NEVADA AGENCY AND TRUST COMPANY, 50 West Liberty, Suite 880, Reno, Nevada 89501, as its transfer agent.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law sets forth the powers of the Company to indemnify officers, directors, employees and agents. The Articles of Incorporation for the Company provide as follows:

      "No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of Nevada Revised Statutes."

Except to the extent herein above set forth, there is no charter provision, bylaw, contract, arrangement or statute pursuant to which any director or officer of the Company is indemnified in any manner against any liability which he may incur in his capacity as such. The Company also maintains a standard director and officer liability policy, to fund the Company's obligations as stated herein above.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The financial statements of the Company, itemized in the sub-topic, "Financial Statements" under Item 15 hereof, are set forth below.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There exists no disagreement between the Company and its accountants on any matter of accounting principles or practice or financial statement disclosure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

                               billserv.com, Inc.
                          (a development stage company)

                              Financial Statements

                         PERIOD ENDED DECEMBER 31, 1998
                       WITH REPORT OF INDEPENDENT AUDITORS
                               billserv.com, Inc.
                          (a development stage company)

                              Financial Statements


                         Period Ended December 31, 1998


                                   CONTENTS

Report of Independent Auditors ........................................1


Financial Statements

Balance Sheet .........................................................2
Statement of Operations ...............................................3
Statement of Shareholders' Equity (Deficit) ...........................4
Statement of Cash Flows ...............................................5
Notes to Financial Statements .........................................6

                        Report of Independent Auditors


Board of Directors
billserv.com, Inc.

We have audited the accompanying balance sheet of billserv.com, Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, shareholders' equity (deficit), and cash flows for the period from inception (July 30, 1998) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of billserv.com, Inc. at December 31, 1998, and the results of its operations and its cash flows for the period from inception (July 30, 1998) through December 31, 1998 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

San Antonio, Texas
June 1, 1999
                               billserv.com, Inc.
                          (a development stage company)

                                  Balance Sheet

                                December 31, 1998


ASSETS
Current assets:
  Cash and cash equivalents ....................................      $ 329,618
  Related party accounts receivable ............................         24,000
  Prepaid expenses .............................................          3,213
  Other current assets .........................................         31,149
                                                                      ---------
Total current assets ...........................................        387,980

Property and equipment, net of
  accumulated depreciation of $559 .............................         19,550
                                                                      ---------

Total assets ...................................................      $ 407,530
                                                                      =========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable .............................................      $   3,779
  Accounts payable - related party .............................        150,000
  Accrued expenses .............................................         38,127
  Advance from shareholders ....................................        500,000
                                                                      ---------
Total current liabilities ......................................        691,906

Shareholders' equity (deficit):
  Common stock - $.001 par value, 200,000,000 shares
   authorized, 10,030,000 shares issued and outstanding
   at December 31, 1998 ........................................         10,030
  Additional paid-in capital ...................................           --
  Deficit accumulated during the development stage .............       (294,406)
                                                                      ---------
Total shareholders' equity (deficit) ...........................       (284,376)
                                                                      ---------

Total liabilities and shareholders' equity (deficit) ...........      $ 407,530
                                                                      =========


SEE ACCOMPANYING NOTES.

                               billserv.com, Inc.
                          (a development stage company)

                             Statement of Operations

               From Inception (July 30, 1998) to December 31, 1998


Revenues ....................................................      $       --

Operating expenses:
  Selling expenses ..........................................            88,298
  General and administrative ................................           200,913
  Depreciation ..............................................               559
                                                                   ------------
Total operating expenses ....................................           289,770
                                                                   ------------

Loss before income taxes ....................................          (289,770)

Income taxes ................................................              --
                                                                   ------------

Net loss ....................................................      $   (289,770)
                                                                   ============

Net loss per common share - basic ...........................      $      (0.03)
                                                                   ============

Weighted average common shares outstanding - basic ..........        10,030,000
                                                                   ============


SEE ACCOMPANYING NOTES.

                               billserv.com, Inc.
                          (a development stage company)

                   Statement of Shareholders' Equity (Deficit)

                                                                                               DEFICIT
                                                                                              ACCUMULATED          TOTAL
                                                                             ADDITIONAL       DURING THE       SHAREHOLDERS'
                                                    COMMON STOCK              PAID-IN         DEVELOPMENT         EQUITY
                                              SHARES            AMOUNT        CAPITAL            STAGE           (DEFICIT)
                                            ----------------------------------------------------------------------------------
Balance at inception ..................          1,000        $     --          $ --          $     --           $     --
Acquisition of shares and reverse
   merger on December 9, 1998 .........     10,029,000            10,030          --              (4,636)             5,394
Net loss for the period ...............           --                --            --            (289,770)          (289,770)
                                            ----------------------------------------------------------------------------------
Balance at December 31, 1998 ..........     10,030,000        $   10,030        $ --          $ (294,406)        $ (284,376)
                                            ==================================================================================


SEE ACCOMPANYING NOTES.

                               billserv.com, Inc.
                          (a development stage company)

                             Statement of Cash Flows

               From Inception (July 30, 1998) to December 31, 1998


OPERATING ACTIVITIES
Net loss ........................................................     $(289,770)
Adjustments to reconcile net loss to net cash
  used in operating activities:
   Depreciation .................................................           559
   Changes in operating assets and liabilities:
     Increase in related party receivables ......................       (24,000)
     Increase in prepaid expenses and other current assets ......       (34,362)
     Increase in accounts payable and accrued liabilities .......       191,906
                                                                      ---------
Net cash used in operating activities ...........................      (155,667)

INVESTING ACTIVITIES
Purchase of equipment ...........................................       (20,109)
Proceeds of acquisition/merger ..................................         5,394
                                                                      ---------
Net cash used in investing activity .............................       (14,715)

FINANCING ACTIVITY
Advance from shareholders .......................................       500,000
                                                                      ---------
Net cash provided by financing activity .........................       500,000
                                                                      ---------
Increase in cash ................................................       329,618

Cash and cash equivalents at beginning of period ................          --
                                                                      ---------

Cash and cash equivalents at end of period ......................     $ 329,618
                                                                      =========


SEE ACCOMPANYING NOTES.

                               billserv.com, Inc.
                          (a development stage company)

                          Notes to Financial Statements

                                December 31, 1998


1.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

billserv.com, Inc. (the Company) was incorporated on July 30, 1998 under the laws of the state of Texas for the purpose of providing billing services over the Internet. The Company, having no substantial assets, was acquired by and merged with and into Goldking Resources, Inc. (Goldking). A shareholder of Goldking transferred 4,000,000 shares of stock to the principals and certain key employees of the Company in exchange for all 1,000 shares of the Company's stock.

The shares of Goldking, a Nevada corporation formed to develop mineral rights, are traded on the National Association of Securities Dealers Over-the-Counter Bulletin Board (NASD OTC BB). On December 3, 1998, Goldking Resources, Inc. changed its name to billserv.com, Inc. and began trading under the symbol BLLS.

The acquisition has been accounted for as a "reverse acquisition" under the purchase method. The paid-in capital of the Company has been credited for $5,394, the fair value of the tangible net assets of Goldking. The results of operations of Goldking have been included in the Company's financial statements from December 9, 1998.

Comprehensive loss is the same as net loss for the period ended December 31, 1998.

BASIS OF PRESENTATION

The Company's principal activities have been research and development, raising capital, and organizational activities. Accordingly, it is considered a development stage company. The Company expects to incur losses during its first year of operations and may incur losses in subsequent years as development efforts continue after the commencement of generation of revenues. The Company plans to meet its capital requirements primarily through funding under a financing agreement and issuance of equity securities, capital lease financing, and in the longer term, revenue from services.

                               billserv.com, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

                                December 31, 1998


1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

Revenue consists of implementation fees, transaction fees, and professional and consulting fees. Recognition of implementation fee revenue is recognized when customer setup is complete. Transaction fees are recognized as revenue upon completion of transactions. Professional and consulting fees are recognized when services are rendered.

FEDERAL INCOME TAXES

The Company follows SFAS No. 109, "Accounting for Income Taxes." This statement establishes financial accounting and reporting standards for deferred income tax assets and liabilities that arise as a result of differences between the reported amounts of assets and liabilities for financial reporting and income tax purposes.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at original cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. The Company's computer systems are currently depreciated over a period of three years.

                               billserv.com, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

                                December 31, 1998


1.     SIGNFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is not presented as the assumed exercise of stock options is antidilutive due to the Company's net loss.

2.  ADVANCE FROM SHAREHOLDERS

The Company has received advances from a related party on a contemplated private placement of the Company's common stock. As of December 31, 1998, $500,000 had been advanced to the Company. An additional $1,500,000 was advanced in the period from January 1999 through May 1999. The equity securities will be issued under a Regulation S exemption. It is anticipated that net proceeds to the Company under this offering will be approximately $5.3 million. Of the proceeds, $1.2 million will be reserved for payments under the Company's Consulting Agreement. See Note 3.

3.  CONSULTING AGREEMENT

The Company has entered into a Consulting Agreement with a consulting group, consisting of minority shareholders, which will provide financial consulting, public relations services, advertising services, and investor relations services. The term of the agreement is for one year, from November 1, 1998 to October 31, 1999, and provides for services totaling $1.2 million. At December 31, 1998, the Company had received $150,000 in services from the consulting group. The related liability has been recorded as Accounts Payable - Related Party and will be paid from the proceeds of the Regulation S offering. See Note 2.

4.  INCOME TAXES

At December 31, 1998, the Company had a net operating loss carryforward for federal income tax purposes of approximately $290,000 which expires in the tax year 2019. The Company recorded a deferred tax asset and a corresponding valuation allowance of approximately $98,000 at December 31, 1998. There were no material temporary differences between the financial statement and tax basis of assets and liabilities.

                               billserv.com, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

                                December 31, 1998


4.  INCOME TAXES (CONTINUED)

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense at December 31, 1998 is:


   Tax at U.S. federal statutory rates                         $(98,000)
   Valuation allowance                                           98,000
                                                            -------------

   Income tax expense                                          $     -
                                                            =============

5.  SUBSEQUENT EVENT

In January 1999, the Company's Board of Directors ratified, subject to shareholder approval, the adoption of three stock option plans and reserved 4,500,000 shares of its common stock for issuance to certain employees, consultants and directors. Under this plan, incentive and nonqualified options may be granted. Options granted under this plan are 33 1/3% vested after one year and vest thereafter at a rate of approximately 2.78% per month. In the event of a stock dividend, stock split or reverse stock split, reclassification, or recapitalization, the aggregate number and/or class of shares subject to the plan and exercise price prior to such occurrence are appropriately adjusted. The Company intends to submit these plans for shareholder approval in late 1999.

6.  YEAR 2000 ISSUE (UNAUDITED)

Although the Company is not aware of any material operational issue or costs associated with preparing its internal systems for the year 2000, there can be no assurance that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which include third-party software and hardware technology.

                               billserv.com, Inc.
                          (a development stage company)

                              Financial Statements
                                   (Unaudited)

                           PERIOD ENDED MARCH 31, 1999
                               billserv.com, Inc.
                          (a development stage company)

                              Financial Statements
                                   (Unaudited)


                           Period Ended March 31, 1999




                                    CONTENTS

Financial Statements

Balance Sheets ........................................................1
Statements of Operations ..............................................2
Statement of Shareholders' Equity (Deficit) ...........................3
Statements of Cash Flows ..............................................4
Notes to Financial Statements .........................................5
                               billserv.com, Inc.
                          (a development stage company)

                                 Balance Sheets


                                                MARCH 31    DECEMBER 31
                                                  1999         1998
                                             ----------------------------
                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents                     $ 353,392     $329,618
  Related party accounts receivable                     -       24,000
  Prepaid expenses                                  9,215        3,213
  Other current assets                             69,403       31,149
                                             ----------------------------
Total current assets                              432,010      387,980

Property and equipment, net of
  accumulated depreciation of $13,253 and
  $559                                            229,880       19,550

Other assets                                       15,000            -
                                             ----------------------------
Total assets                                    $ 676,890     $407,530
                                             ============================

LIABILITIES AND SHAREHOLDERS' EQUITY
  (DEFICIT)
Current liabilities:
  Accounts payable                              $ 154,369     $  3,779
  Accounts payable - related party                550,000      150,000
  Accrued expenses                                 57,757       38,127
  Advance from shareholders                     1,000,000      500,000
                                             ----------------------------
Total current liabilities                       1,762,126      691,906

Shareholders' equity (deficit):
  Common stock - $.001 par value,
   200,000,000 shares authorized,
   10,030,000 shares issued
   and outstanding at March 31, 1999 and
   December 31, 1998                               10,030       10,030
  Additional paid-in capital                            -            -
  Deficit accumulated during the
   development stage                           (1,095,266)    (294,406)
                                             ----------------------------
Total shareholders' equity (deficit)           (1,085,236)    (284,376)
                                             ----------------------------
Total liabilities and shareholders'
  equity (deficit)                              $ 676,890     $407,530
                                             ============================


SEE ACCOMPANYING NOTES.

                               billserv.com, Inc.
                          (a development stage company)

                            Statements of Operations
                                   (Unaudited)


                                                                    JULY 30,
                                                                     1998
                                                  PERIOD ENDED    (INCEPTION)
                                                     MARCH 31     TO MARCH 31
                                                       1999         1999
                                                 -------------------------------
Revenues                                           $       --      $       --

Operating expenses:
  Research and development                              172,191         172,191
  Selling expenses                                      287,172         375,470
  General and administrative                            331,507         532,420
  Depreciation                                           12,694          13,253
                                                 -------------------------------
Total operating expenses                                803,564       1,093,334
                                                 -------------------------------
Operating loss                                         (803,564)     (1,093,334)

Other income (expense):
  Interest income                                         2,704           2,704
                                                 -------------------------------
Loss before income taxes                               (800,860)     (1,090,630)

Income taxes                                               --              --
                                                 -------------------------------
Net loss                                           $   (800,860)   $ (1,090,630)
                                                 ===============================
Net loss per common share - basic                  $      (0.08)   $      (0.11)
                                                 ===============================
Weighted average common shares outstanding -
  basic                                              10,030,000      10,030,000
                                                 -------------------------------

SEE ACCOMPANYING NOTES.

                               billserv.com, Inc.
                          (a development stage company)

                   Statement of Shareholders' Equity (Deficit)
                                   (Unaudited)

                                                                                 DEFICIT
                                                                               ACCUMULATED      TOTAL
                                                                   ADDITIONAL   DURING THE  SHAREHOLDERS'
                                                COMMON STOCK         PAID-IN   DEVELOPMENT      EQUITY
                                             SHARES       AMOUNT     CAPITAL      STAGE       (DEFICIT)
                                         ------------------------------------------------------------------
Balance at inception                            1,000     $     -     $    -    $        -     $       -
Acquisition of shares and reverse
  merger on December 9, 1998               10,029,000      10,030          -        (4,636)        5,394
Net loss from inception to December
  31, 1998                                          -           -          -      (289,770)     (289,770)
                                         ------------------------------------------------------------------
Balance at December 31, 1998               10,030,000      10,030          -      (294,406)     (284,376)

Net loss for period ending March 31,
  1999                                              -           -          -      (800,860)     (800,860)
                                         ------------------------------------------------------------------
Balance at March 31, 1999                  10,030,000     $10,030     $    -   $(1,095,266)  $(1,085,236)
                                         ==================================================================

SEE ACCOMPANYING NOTES.

                               billserv.com, Inc.
                          (a development stage company)

                            Statements of Cash Flows
                                   (Unaudited)

                                                          JULY 30, 1998
                                             PERIOD ENDED  (INCEPTION)
                                               MARCH 31    TO MARCH 31
                                                 1999          1999
                                            -----------------------------
OPERATING ACTIVITIES
Net loss                                      $ (800,860)  $(1,090,630)
Adjustments to reconcile net loss to net
  cash used in operating activities:
   Depreciation                                   12,694        13,253
   Changes in operating assets and
     liabilities:
     Decrease in related party receivables        24,000             -
     Increase in prepaid expenses and other
      current assets                             (44,256)      (78,618)
     Increase in accounts payable and
      accrued liabilities                        570,220       762,126
     Other                                       (15,000)      (15,000)
                                            -----------------------------
Net cash used in operating activities           (253,202)     (408,869)

INVESTING ACTIVITIES
Purchase of property and equipment              (223,024)     (243,133)
Proceeds of acquisition/merger                         -         5,394
                                            -----------------------------
Net cash used in investing activities           (223,024)     (237,739)
                                            -----------------------------
FINANCING ACTIVITY
Advance from shareholders                        500,000     1,000,000
                                            -----------------------------
Net cash provided by financing activity          500,000     1,000,000
                                            -----------------------------
Increase in cash                                  23,774       353,392

Cash and cash equivalents at beginning of
  period                                         329,618             -
                                            -----------------------------
Cash and cash equivalents at end of period    $  353,392    $  353,392
                                            =============================

SEE ACCOMPANYING NOTES.

                               billserv.com, Inc.
                          (a development stage company)

                          Notes to Financial Statements
                                   (Unaudited)

                                 March 31, 1999


1.  BASIS OF PRESENTATION

The Company's principal activities have been research and development, raising capital, and organizational activities. Accordingly, it is considered a development stage company. The Company expects to incur losses during its first year of operations and may incur losses in subsequent years as development efforts continue after the commencement of generation of revenues. The Company plans to meet its capital requirements primarily through funding under a financing agreement and issuance of equity securities, capital lease financing, and in the longer term, revenue from services.

The financial statements have been prepared by billserv.com (Company) pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods shown. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such SEC rules and regulations. The results for the interim periods are not necessarily indicative of results for the full year. The financial statements contained herein should be read in conjunction with the financial statements and notes thereto included in the Company's 1998 financial statements.

2.  ADVANCE FROM SHAREHOLDERS

The Company has received advances from a related party on a contemplated private placement of the Company's common stock. As of March 31, 1999, $1,000,000 had been advanced to the Company. An additional $1,000,000 was advanced in the period from April 1999 through May 1999. The equity securities will be issued under a Regulation S exemption. It is anticipated that net proceeds to the Company under this offering will be approximately $5.3 million. Of the proceeds, $1.2 million will be reserved for payments under the Company's Consulting Agreement. See Note 3.

3.  CONSULTING AGREEMENT

The Company has entered into a Consulting Agreement with a consulting group, consisting of minority shareholders, which will provide financial consulting, public relations services, advertising services, and investor relations services. The term of the agreement is for one year, from November 1, 1998 to October 31, 1999, and provides for
                               billserv.com, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)

                                 March 31, 1999


services totaling $1.2 million. At March 31, 1999, the Company had received $550,000 in services from the consulting group. The related liability has been recorded as Accounts Payable - Related Party and will be paid from the proceeds of the Regulation S offering. See Note 2.

4.  YEAR 2000 ISSUE

Although the Company is not aware of any material operational issue or costs associated with preparing its internal systems for the year 2000, there can be no assurance that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which include third-party software and hardware technology.

This report contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Special Risk Factors."

EXHIBITS

      1.    Financial Statements (see above).

      2. Articles of Incorporation of Goldking Resources, Inc., a Nevada corporation, filed with the Secretary of State of Nevada on June 4, 1998.

      3. Certificate of Amendment to Articles of Amendment, filed with the Secretary of State of Nevada on December 3, 1998 (reflecting name change to "billserv.com, Inc.").

      4. Bylaws of the Company, formerly known as Goldking Resources, Inc., adopted June 4, 1998.

      5. Specimen of common stock certificate, of billserv.com, Inc., par value $0.001

      6. Employment Agreement, dated November 28, 1998, by and between billserv.com, Inc. and Michael Long.

      7. Employment Agreement, dated November 28, 1998, by and between billserv.com, Inc. and Louis Hoch.

      8. Employment Agreement, dated November 28, 1998, by and between billserv.com, Inc. and David Jones.

      9. Employment Agreement, dated November 28, 1998, by and between billserv.com, Inc. and Lori Turner.

      10. Employment Agreement, dated November 28, 1998, by and between billserv.com, Inc. and Marshall Millard.

      11. Employment Agreement, dated November 28, 1998, by and between billserv.com, Inc. and Randy Kauftheil.

      12. Consulting Agreement, dated November 1, 1998, by and between billserv.com, Inc. and Richard N. Jeffs, James R. King, and Robert
            B. Smith.

      13. Business Development Agreement, dated May 7, 1999, by and between billserv.com, Inc. and Southwest Business Corporation.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    billserv.com, Inc.
                                    A Nevada corporation



                                    By:_________________________
                                    Name:_______________________
                                          President



                                    By:_________________________
                                    Name:_______________________
                                          Secretary